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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RELM Wireless Corporation

(Name of Issuer)

Common Stock, $0.60 par value

(Title of Class of Securities)

759525108

(Cusip Number)

Marty Steinberg, Esq., as the Receiver of Lancer Offshore, Inc., c/o David E. Wells, Esq.,
Hunton & Williams LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131
Telephone No.: (305) 810-2591

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494125707			Page 2 of 9 Pages

1.	Name of Reporting Person: Marty Steinberg, Esq., as the Receiver of Lancer Offshore, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Unites States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 500,000* Shares of Common Stock, $0.60 par value

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 500,000* Shares of Common Stock, $0.60 par value

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 500,000* Shares of Common Stock, $0.60 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.83%** of Common Stock, $0.60 par value%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 759525108	SCHEDULE 13D	Page 3 of 9 Pages

* The Reporting Person (defined below) expressly disclaims knowledge as to the completeness and accuracy of the information contained in this Amendment No. 1 (the “Amendment”) and Schedule 13D, filed on March 9, 2004 (the “Schedule 13D”). Item 5 of this Amendment and the Schedule 13D identifies the sole sources of information that the Reporting Person has relied upon to complete this Amendment and Schedule 13D. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of common stock, par value $0.60 per share (the “Common Stock”), of Relm Wireless Corporation, a Nevada corporation (the “Issuer”), with respect to which the Reporting Person or Lancer Offshore Inc., a British Virgin Islands international business company (“Lancer Offshore”) may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether Lancer Offshore has entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person or Lancer Offshore may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of this Amendment by the Reporting Person shall not be construed as an admission that the Reporting Person or Lancer Offshore is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this Amendment. The aggregate number of shares of the Common Stock and the percentage of ownership of the Common Stock reported in this Amendment and/or Schedule 13D represent 500,000 shares of Common Stock held by Lancer Offshore.

** This figure was calculated based upon 10,340,639 shares of Common Stock issued and outstanding. The total number issued and outstanding shares of Common Stock includes (i) 9,840,639 shares of Common Stock which is the total number of shares of Common Stock of the Issuer issued and outstanding as of April 12, 2004 according to the Issuer’s 10-Q filing for the period ended March 31, 2004, plus (ii) 500,000 shares of Common Stock held by Lancer Offshore. Although, on May 31, 2004, the Issuer finalized a redemption of all outstanding warrants that were issued as a part of the Issuer’s rights offering in March 2002, the Issuer has not yet publicly reported the number of shares of Common Stock issued pursuant to that redemption. Therefore, the total number of issued and outstanding shares of Common Stock of the Issuer used to calculate Lancer Offshore’s aggregate percentage interest of 4.83% was calculated using the Issuer’s most currently available information as of April 12, 2004 according to the Issuer’s 10-Q filing for the period ended March 31, 2004.

CUSIP No. 759525108	SCHEDULE 13D	Page 4 of 9 Pages

     This Amendment No. 1 to the Schedule 13D filed on March 9, 2004 by Marty Steinberg, Esq., as the Receiver of Lancer Offshore (Marty Steinberg is sometimes referred to herein as the “Reporting Person”) relates to shares of Common Stock, with $0.60 par value of Relm Wireless Corporation, a Nevada corporation.

Item 1. Security and Issuer.

     The class of equity securities to which this Amendment relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 7100 Technology Drive, West Melbourne, FL 32901.

Item 2. Identity and Background.

     (a)-(c) and (f)

     The Reporting Person filing this Amendment and Schedule 13D is:

     As of July 10, 2003, Marty Steinberg was appointed the Receiver of Lancer Offshore pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH. Mr. Steinberg is an attorney with the law firm of Hunton & Williams LLP and his principal business address is 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. Mr. Steinberg is a U.S. citizen.

     All of the securities to which this Amendment relates are owned for the pecuniary benefit of Lancer Offshore.

     Lancer Offshore is an international business company organized under the laws of the British Virgin Islands. The stated business purpose of Lancer Offshore was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Offshore is c/o Marty Steinberg, Receiver, Hunton & Williams LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     (d) and (e):

     Marty Steinberg has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Lancer Offshore is a defendant in the action styled Securities Exchange Commission v.

CUSIP No. 759525108	SCHEDULE 13D	Page 5 of 9 Pages

Michael Lauer, et al., Case No. 03-80612 IV-ZLOCH. As such, Lancer Offshore is subject to a Temporary Restraining Order and Order Appointing Receiver both entered on July 10, 2003, prohibiting certain activities subject to federal securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The total consideration paid by Lancer Offshore to purchase the shares of Common Stock reported as being directly beneficially owned by it for Item 5(a) hereof was $525,000.00. The source of this consideration for such shares of Common Stock was Lancer Offshore’s working capital.

Item 4. Purpose of Transaction.

     Pursuant to an Order Appointing Receiver entered on July 10, 2003 by Judge Zloch of the United States Court for the Southern District of Florida, the Reporting Person acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Offshore.

     The purpose of the appointment of the Reporting Person as Receiver was to administer and hold the assets of Lancer Offshore. In the course of the administration of the assets of Lancer Offshore, the Reporting Person has hired an investment manager and has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of Lancer Offshore over the next five years. The Reporting Person may from time to time seek to sell the shares of Common Stock based on its evaluation of the Issuer and upon other factors, including but not limited to, general economic, business and stock market conditions.

     Except as set forth above, the Reporting Person does not currently have any plans or proposals that relate to or would result in: (i) the acquisition by the Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

CUSIP No. 759525108	SCHEDULE 13D	Page 6 of 9 Pages

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of shares of Common Stock to which this Amendment relates is 500,000 shares of Common Stock which represents 4.83% of 10,340,639 shares of Common Stock issued and outstanding. The total number of issued and outstanding Common Stock includes (i) 9,840,639 shares of Common Stock which is the total number of shares of Common Stock of the Issuer issued and outstanding as of April 12, 2004 according to the Issuer’s 10-Q filing for the period ended March 31, 2004, plus (ii) 500,000 shares of Common Stock held by Lancer Offshore. Although, on May 31, 2004, the Issuer finalized a redemption of all outstanding warrants that were issued as a part of the Issuer’s rights offering in March 2002, the Issuer has not yet publicly reported the number of shares of Common Stock issued pursuant to that redemption. Therefore, the total number of issued and outstanding shares of Common Stock of the Issuer used to calculate Lancer Offshore’s aggregate percentage interest of 4.83% was calculated using the Issuer’s most currently available information as of April 12, 2004 according to the Issuer’s 10-Q filing for the period ended March 31, 2004.

     The Reporting Person expressly disclaims knowledge as to the completeness and the accuracy of the information contained in this Amendment and the Schedule 13D. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of Common Stock, with respect to which the Reporting Person or Lancer Offshore may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether Lancer Offshore has entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person or Lancer Offshore may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of this Amendment and/or the Schedule 13D shall not be construed as an admission that the Reporting Person or Lancer Offshore is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Amendment and/or Schedule 13D.

     (b) The Reporting Person is the sole person with voting and dispositive power with regard to the 500,000 shares of Common Stock of the Issuer described in this Amendment.

     (c) On May 24, 2004, the Reporting Person on behalf of Lancer Offshore instructed Banc of America Securities, Lancer Offshore’s prime broker, to exercise its 500,000 warrants (the “Warrants”) to purchase Common Stock of the Issuer. The price per share was $1.05, for the exercise of the 500,000 Warrants.

     (d) Not applicable.

     (e) Following the date of its Schedule 13D, Lancer Offshore ceased to be the beneficial owner and to hold more than five percent (5%) of the class of Common Stock of the Issuer as of May 24, 2004, as a result of the issuance of additional shares of Common Stock by the Issuer.

CUSIP No. 759525108	SCHEDULE 13D	Page 7 of 9 Pages

     As of March 9, 2004, the date on which the Schedule 13D was filed, Lancer Offshore was the beneficial owner of more than five percent (5%) of the class of Common Stock of the Issuer, based upon 9,565,088 shares of Common Stock issued and outstanding. The total number of issued and outstanding shares of Common Stock as of such date included (i) 9,065,088 shares of Common Stock which was the total number of shares of Common Stock of the Issuer issued and outstanding as of September 30, 2003 according to the Issuer’s 10-Q filing for the period ended September 30, 2003, plus (ii) 500,000 shares of Common Stock issuable upon the exercise of the Warrants held by Lancer Offshore.

     Following March 9, 2004, the Issuer reported that, as of April 12, 2004, it had 10,340,639 shares of Common Stock issued and outstanding. This figure was based upon (i) 9,840,639 shares of Common Stock which is the total number of shares of Common Stock of the Issuer issued and outstanding as of April 12, 2004 according to the Issuer’s 10-Q filing for the period ended March 31, 2004, plus (ii) 500,000 shares of Common Stock held by Lancer Offshore. Although, on May 31, 2004, the Issuer finalized a redemption of all outstanding warrants that were issued as a part of the Issuer’s rights offering in March 2002, the Issuer has not yet publicly reported the number of shares of Common Stock issued pursuant to that redemption. Therefore, the total number of issued and outstanding shares of Common Stock of the Issuer used to calculate Lancer Offshore’s aggregate percentage interest of 4.83% was calculated using the Issuer’s most currently available information as of April 12, 2004 according to the Issuer’s 10-Q filing for the period ended March 31, 2004.

     Thus, although the total number of shares of Common Stock beneficially held by Lancer Offshore has not changed from the effective date of the Schedule 13D, Lancer Offshore’s aggregate percentage interest has decreased from 5.23% as of March 9, 2004 to 4.83% as of May 24, 2004, of the Issuer’s outstanding Common Stock due to the additional issuance by the Issuer of its Common Stock as set forth above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     To the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Lancer Offshore and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. As set forth in Item 5 above, the Reporting Person is still in the process of determining whether Lancer Offshore has entered into any type of agreement, contract, trust or other arrangement

CUSIP No. 759525108	SCHEDULE 13D	Page 8 of 9 Pages

pursuant to which the Reporting Person or Lancer Offshore may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein.

Item 7. Material to be Filed as Exhibits.

     None.

CUSIP No. 759525108	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 3, 2004.	/s/ Marty Steinberg, Esq.
Marty Steinberg, Esq., as Receiver of
Lancer Offshore, Inc.